

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 7, 2008

Via U.S. Mail and Fax (678) 881-1418
Sidney Chan
Chief Financial Officer
ALR Technologies Inc.
3350 Riverwood Pkwy
Suite 1900
Atlanta, GA 30339

      RE: ALR Technologies Inc.
              Form 10-KSB for the fiscal year ended December 31, 2007

              File No. 000-30414

Dear Mr. Chan:

      The Division of Corporation Finance has completed its review of your 10-KSB and related filings and does not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director